ARTICLES OF AMENDMENT
AND
FIRST AMENDMENT TO CERTIFICATE OF DESIGNATION OF THE
RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS, WHICH HAVE
NOT BEEN
SET FORTH IN THE CERTIFICATE OF INCORPORATION OR IN ANY
AMENDMENT THERETO, OF THE SERIES A CONVERTIBLE
PREFERRED STOCK OF SPEEDEMISSIONS, INC.

The undersigned, Richard A. Parlontieri, does hereby certify that:

1.  He is the President and Secretary of Speedemissions, Inc., a Florida corporation (the “Corporation”).

2. Pursuant to the Unanimous Written Consent of the Board of Directors of the Corporation and the consent of the Series A Convertible Preferred Stock shareholders dated effective October 14, 2005, the Board of Directors approved an amendment to the Certificate of Designation of Series A Convertible Preferred Stock of the Corporation authorizing a change to the conversion terms thereof (the “Amendment”). The number of votes for both the Written Consent of the Board of Directors and the Series A Convertible Preferred Stock Shareholders was sufficient for approval of the Amendment. No action by the common stock shareholders of the Corporation was required for this action. The amendments to this Certificate of Determination of Series A Convertible Preferred Stock of the Corporation are as follows:

1) The second paragraph of the recitals is hereby amended and restated in its entirety to read as follows:

“WHEREAS, the Board of Directors believes it in the best interests of the Corporation to create a series of preferred stock consisting of 6,000 shares and designated as the “Series A Convertible Preferred Stock” having certain rights, preferences, privileges, restrictions and other matters relating to the Series A Convertible Preferred Stock.”

2) Section 2.4 is hereby added to Section 2 as follows:

“2.4 Dividends provided for in this Section 2 will no longer accrue after October 14, 2005.”

3) Section 4.1 is hereby amended and restated in its entirety to read as follows:

“4.1 Conversion of Preferred Stock. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the issuance of such share, into 8,333.33 fully paid and nonassessable shares of Common Stock of the Corporation.”

4) The following sections are hereby deleted in their entirety:

“6.2(v) the consummation of a Qualified Future Financing that grants rights to the holders of the instruments issued in connection with such Qualified Future Financing that are in addition to or superior to those granted to the holders of the Series A Convertible Preferred Stock, as evidenced by this Certificate of Designation or any subsequent amendment hereto (a “Superior Right”); provided, however, that any terms which provide for a conversion price that is, whether expressly stated or calculated as a result of a formula, greater than or equal to the conversion price then in place for the Series A Convertible Preferred stock shall not be deemed to be a Superior Right.”

“6.3  Partial Redemption. Upon the consummation of one or more Qualified Future Financings, other than from the sale of the Series A Convertible Preferred Stock pursuant to the Securities Purchase Agreement, the Corporation shall, at the request of at least fifty-one percent (51%) of the holders of the Series A Convertible Preferred Stock, use twenty five percent (25%) of the net proceeds from the Qualified Future Financings to redeem the applicable amount of Series A Convertible Preferred Stock.”

“6.5(a)(iii) A redemption pursuant to Section 6.2(v), three (3) business days following the date of consummation of the applicable Qualified Future Financing (meaning closing and funding).”

“9 Paramount Provision. Upon consummation of a Qualified Future Financing which contains a Superior Right, the terms and conditions of such Superior Right shall be automatically incorporated into the rights of the Series A Convertible Preferred Stock contained herein and will supersede any provisions contained herein relating to such Superior Right that would conflict with the exercise or application of such Superior Right; provided, however, that any such Superior Right may be waived by consent of holders of at least fifty-one percent (51%) of the Series A Convertible Preferred Stock. If the Company provides any consideration to the holders of any equity or convertible debt instrument issued in connection with such Qualified Future Financing that is in addition to the consideration provided to the holders of the Series A Convertible Preferred Stock (such as, for purposes of illustration, a warrant agreement other that a warrant substantially identical to the warrants held by a holder of the Series A Convertible Preferred Stock and issued in similar denominations and for substantially identical consideration provided or a registration rights agreement providing additional registration rights), then the Company will take all lawful and reasonable steps necessary to ensure that the holders of the Series A Convertible Preferred Stock also receive such additional consideration.”

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file an amendment to the Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of the Business Corporation Act of the State of Florida.

IN WITNESS WHEREOF, the undersigned have executed this Certificate effective this 14th day of October, 2005.

/s/ Richard A. Parlontieri	/s/ Richard A. Parlontieri
Name: Richard A. Parlontieri	Name: Richard A. Parlontieri
Title: President and Chief Executive Officer	Title: Secretary